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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BRYLANE INC.
                        ---------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                   -----------------------------------------
                         (Title of Class of Securities)

                                   117661 10 8
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                                 (CUSIP Number)


                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                DECEMBER 2, 1998
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


                         (Continued on following pages)

                                Page 1 of 5 Pages



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  --------------------------                      ------------------------------
    CUSIP No. 117661 10 8            13D                 Page 2 of 5 Pages
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     1      NAME OF REPORTING PERSON
                 PINAULT - PRINTEMPS - REDOUTE S.A.
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*
                 BK

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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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     6      CITIZENSHIP OR PLACE ORGANIZATION
                  FRANCE
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                   7      SOLE VOTING POWER
                               8,617,017   (SEE ITEM 5)
    NUMBER OF
                   -------------------------------------------------------------
     SHARES
                   8      SHARED VOTING POWER
   BENEFICIALLY                -0-
                   -------------------------------------------------------------
    OWNED BY       9      SOLE DISPOSITIVE POWER
                               8,617,017 (SEE ITEM 5)
      EACH
                        ------ -------------------------------------------------
    REPORTING      10     SHARED DISPOSITIVE POWER
                               -0-
   PERSON WITH
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,617,017   (SEE ITEM 5)

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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  49.9%   (SEE ITEM 5)

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    14      TYPE OF REPORTING PERSON*
                  CO
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                      *See instructions before filling out

              This Amendment No. 6 is filed by Pinault-Printemps-Redoute S.A. a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on April 13, 1998 by PPR, as previously amended (the "Schedule 13D"). This Amendment No. 6 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brylane Inc., a Delaware corporation ("Brylane"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule13D.


ITEM 2.       IDENTITY AND BACKGROUND.

              No material change except as set forth below.

              Filed herewith is an amended and restated Exhibit 1 setting forth with respect to each executive officer and director of each of SFP, Artemis, PPR, REDAM and EMPUSA such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibit is filed as part of this Amendment No. 6 to
Schedule 13D:

Exhibit 1 -   List of Name, Business Address, and Present Principal Occupation
              of Each Executive Officer and Director of S.C.A. Financiere
              Pinault, Artemis S.A., Pinault-Printemps-Redoute S.A., REDAM, LLC and EMPUSA LLC.


                                       3
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                                    SIGNATURE


              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


                                     PINAULT-PRINTEMPS-REDOUTE, S.A.


                                     By: /s/  Patrice Marteau
                                         Name:   Patrice Marteau
                                         Title:  Secretaire General




December 4, 1998

                                  EXHIBIT INDEX


    SEQUENTIAL
    EXHIBIT NO.                     DESCRIPTION                             PAGE

Exhibit 1  -     List of Name, Business Address, and Present Principal
                 Occupation of Each Executive Officer and Director of S.C.A.
                 Financiere Pinault, Artemis S.A., Pinault-Printemps-Redoute
                 S.A., REDAM LLC and EMPUSA LLC.


                                       5